[SRZ Letterhead]




                                  March 10, 2010



VIA EDGAR

Mr. James E. O'Connor
Ms. Christina DiAngelo
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                    RE:    Robeco-Sage Multi-Strategy TEI Fund, L.L.C.
                    File Nos.: 333-164095 and 811-22377


Dear Mr. O'Connor and Ms. DiAngelo:

     On behalf of Robeco-Sage Multi-Strategy TEI Fund, L.L.C. (the "Fund"), we are hereby filing Pre-Effective Amendment No. 2 (the "Amendment") to the Fund's Registration Statement on Form N-2 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to the Investment Company Act of 1940, as amended (the "1940 Act") (the "Registration Statement"). The Amendment is being filed solely for the purpose of updating the consent of the Fund's independent registered public accounting firm, filed as Exhibit 25(2)(n)(1) to Pre-Effective Amendment No. 1 to the Registration Statement, which was filed on March 8, 2010.

     If you have any questions regarding this filing or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.

                                        Very truly yours,

                                        /s/ George M. Silfen
                                        ----------------------------
                                        George M. Silfen